UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a management's discussion and analysis of financial condition and results of operations with respect to the quarter ended June 30, 2010.

This Report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140), and into the Registrant’s registration statements on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834), and on December 8, 2009 (File No. 333-163561, as amended by Amendment No. 1, filed on December 29, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2010
NOVA MEASURING INSTRUMENTS LTD.
(Registrant)

By: /s/ Gabi Seligsohn
——————————————
Gabi Seligsohn
President & Chief Executive Officer

By: /s/ Dror David
——————————————
Dror David
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2010 (the "Annual Report") and other financial information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on August 3, 2010. In addition to historical information, this discussion may contain forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: our dependency on two process control product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; risks related to our operations in Israel and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2009, 15 use our systems. Our integrated metrology systems are sold either through process equipment manufacturers and then resold to end users or sold directly to end users. These process equipment manufacturers either integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers or allow our systems to be integrated into the process equipment at the semiconductor manufacturing facilities. Our systems were first installed in 1995 and, since that time, we have sold more than 2,000 metrology systems. We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position.  In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs. The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Comparison of the Three Months Ended June 30, 2010 and 2009

•	Revenues

Revenues for the second quarter ended June 30, 2010 increased by 179% to $19.4 million, compared to revenues of $6.9 million for the second quarter ended June 30, 2009. The increase is mainly attributed to the increase in demand for our integrated metrology products combined with higher service revenues, resulting from the recovery in the semiconductor industry.

•	Cost of revenues and gross margins

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in the second quarter of 2010 was $6.6 million, an increase of $4.5 million compared to $2.1 million in the second quarter of 2009. This increase is attributable mainly to the increase in materials and salary costs due to the increase in product revenues in the second quarter of 2010. As a percentage of revenues, our cost of revenues attributable to product sales in the second quarter of 2010 decreased to 41.2% of product sales, compared to 44.3% in the second quarter of 2009, mainly due to the increase in sales volume which enabled us to better utilize our manufacturing infrastructure. Our cost of revenues attributable to services in the second quarter of 2010 was $2.5 million, an increase of $0.4 million, or 17.3%, compared to $2.1 million in the second quarter of 2009, mainly as a result of higher head count costs.

Our gross margins attributable to product revenues in the second quarter of 2010 increased to 58.8% of product sales compared to 55.7% in the second quarter of 2009, due to the increase in sales volume which enabled us to better utilize our manufacturing infrastructure. Our gross margins attributable to services revenues in the second quarter of 2010 increased to 30.9% of services revenues, compared with 10.4% of services revenues in the second quarter of 2009. This increase in gross margins is attributable mainly to the significant increase in service revenues from contracts and time & materials following industry recovery.

•	Research & development expenses, net

Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses in the second quarter of 2010 were $2.8 million, compared to $1.2 in the second quarter of 2009. This increase is mainly attributed to an increase in head count costs and to the acceleration of investments in expenditures to meet current and future market technology needs.

Net research and development expenses represented 14.5% of our revenues in the second quarter of 2010, compared to 17.0% of our revenues in the second quarter of 2009. This decrease is mainly attributed to the significant increase in revenues in the second quarter of 2010.

•	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses increased by 73.4% to $2.2 million in the second quarter of 2010, compared to $1.3 million in the second quarter of 2009. The increase in sales and marketing expenses is mainly attributed to the increase in revenue-based commission payments and to the increase in head count costs in order to support our growth. Sales and marketing expenses represented 11.5% and 18.6%, respectively, of our revenues in the second quarter of 2010 and the second quarter of 2009. This decrease is mainly attributed to the significant increase in revenues in the second quarter of 2010.

•	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased to $0.7 million in the second quarter of 2010, compared to $0.5 million in the second quarter of 2009. This increase in mainly attributed to the increase in compensation costs. General and administrative expenses decreased to 3.5% of our revenues in the second quarter of 2010, compared to 7.0% of our revenues in the second quarter of 2009. This decrease is mainly attributed to the significant increase in revenues in the second quarter of 2010.

Comparison of the Six Months Ended June 30, 2010 and 2009

•	Revenues

Revenues for the six months ended June 30, 2010 increased by 179% to $35.4 million, compared to sales of $12.7 million for the comparable period in 2009. This increase is mainly attributed to the overall increase in demand for our integrated metrology products, resulting from an overall recovery in the semiconductor industry.

•	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product sales in the six months ended June 30, 2010 was $12.0 million, an increase of $8.4 million compared to the six months ended June 30, 2009. This increase is attributable mainly to the increase in materials and salary costs due to the increase in product revenues. As a percentage of product revenues, our cost of revenues in the six months ended June 30, 2010 was 41.8%, compared to 43.9% in the six months ended June 30, 2009. This decrease is attributable to the increase in sales volume which enabled us to better utilize our manufacturing infrastructure.

Our cost of revenues attributable to services in the six months ended June 30, 2010 was $4.8 million, an increase of $0.4 million, or 10.9%, compared to $4.4 million in the six months ended June 30, 2009 , mainly as a result of higher head count costs.

Our gross margin attributable to product revenues in the six months ended June 30, 2010 increased to 58.2% of product sales compared to 56.1% in the six months ended June 30, 2009, mainly due to the significant increase in sales volume.

Our gross margin attributable to services revenues in the six months ended June 30, 2010 increased to 27.0% of services sales compared to 1.0% of service sales in the six months ended June 30, 2009. This increase is attributable to the increase in service revenues following industry recovery.

•	Research and development expenses, net

Net research and development expenses consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the OCS. Our net research and development expenses in the six months ended June 30, 2010 were $5.4 million, an increase of $2.4 million, compared to $3.0 million in the six months ended June 30, 2009. This increase is mainly attributed to an increase in head count costs and to the acceleration of investments in expenditures to meet current and future market technology needs.

Net research and development expenses decreased to 15.2% of our revenues in the six months ended June 30, 2010, compared to 23.4% of our revenues in the six months ended June 30, 2009. This decrease is mainly due to the increase in our revenues in the six months ended June 30, 2010.

•	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the six months ended June 30, 2010 were $4.4 million, an increase of $1.9 million compared to $2.5 million in the six months ended June 30, 2009. The increase in sales and marketing expenses is mainly attributed to the increase in revenue-based commission payments and to the increase in head count costs in order to support our growth. Sales and marketing expenses represented 12.5% and 19.4%, respectively, of our revenues in the six months ended June 30, 2010 and six months ended June 30, 2009. This decrease is mainly attributed to the significant increase in revenues in the second quarter of 2010.

•	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in the six months ended June 30, 2010 were $1.3 million, an increase of $0.3 million or 34.8% compared to $1.0 million in the six months ended June 30, 2009. This increase in mainly attributed to the increase in compensation costs.  General and administrative expenses represented 3.8% and 7.8% of our revenues in the six months ended June 30, 2010 and the six months ended June 30, 2009, respectively. This decrease is mainly attributed to the significant increase in revenues in the second quarter of 2010.

Liquidity and Capital Resources

Cash reserves and cash investments at the end of the second quarter of 2010 amounted to $46.7 million, relative to $14.2 million at the end of the second quarter of 2009. This increase in our cash reserves is related mainly to $17 million net proceeds from a public offering in February 2010 and to our $15.2 million positive cash flow from operating activities in the last four quarters.

Working capital at the end of the second quarter of 2010 amounted to $49.7 million relative to $19.2 million at the end of the second quarter of 2009. The increase in working capital is related mainly to the increase in our cash reserves during the last four quarters, while the increase in current assets other than cash was offset by a parallel increase in current liabilities.